FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of November, 2006
                               03 November, 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing AGM Statement released on 03 November, 2006




3 November 2006

                       BRITISH SKY BROADCASTING GROUP PLC
                                (the 'Company')

                             Annual General Meeting


At the Annual General Meeting of the Company held today at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30 a.m. The Chairman's statement follows below:


"As your Chairman, and having watched Sky grow from its infancy in 1988, I'd like to say something important about this Company.


It is a truism that the world of media is changing at a pace faster than ever before. New generations of consumers are demanding content when they want it, how they want it and very much as they want it. But it's also more than that. The boundaries between media and adjacent sectors, such as Broadband and Telephony, are disappearing and this is creating an unprecedented change in the landscape. In this environment there's no doubt that the biggest challenge of all is to have a clear strategy that takes advantage of these new developments. Media companies that expect historical performance to protect their business models from this change will fail and fall. Many companies have indeed failed so far to implement a clear strategy that allows them to seize the opportunities presented. To them the social and technological changes we are experiencing are a threat, not an opportunity.


In contrast Sky embraces change. No company in the UK has achieved more than Sky in the past year to adapt itself for the future and set the pace of change to meet the needs of existing and future customers. I am proud to be Chairman of the Company and it is a rare occasion to be able to highlight the scale of this transformation.


One year ago, I stood here as Chairman of the U.K.'s leading Pay-TV company, which had a significant share of a sector worth around GBP7 billion. Today, 12 months on, Sky continues to hold that leading position, but is also poised to become a major challenger in the adjacent sectors of broadband and telephony, estimated to be worth around GBP25 billion in 2010. Let me take you through what we've done over the last year.


In content, the Group concluded a number of agreements during the year. In Sports, this included the successful bids for the best packages of FA Premier League rights for a further three seasons from 2007 to 2010. Coupled with other recent agreements, such as UEFA Champions League Football and ECB Cricket, this gives real clarity to Sky Sports' leading offering right through to the end of the decade. In entertainment, our new partnership with Disney means we can now offer more family entertainment to our customers, and with the addition of new channels to our service, such as Artsworld, we are continuing to invest in the range and quality of our programming. We have also made our pricing and packaging of content more simple for customers, with the introduction of "genre" packs in September last year. By organising our basic channels into six genres, customers can build their own package providing them with more choice and flexibility than ever before.


In customer service, the Group implemented new customer management systems, which are a critical differentiator in a competitive market place, and asserts Sky's service leadership yet again. This means we can improve sales, increase the efficiency of our marketing and ultimately provide better service for our existing customers. One example of this is that you can now book a Sky+ upgrade via your remote control.


One benefit to raising the bar even higher in service is that we can bring new technology to the market faster, leading the way in this industry. In May, we launched the U.K.'s first national High Definition TV service, providing the ultimate in picture and sound quality with the widest range of HD channels. Levels of demand from customers have been encouraging, achieving the fastest rate of take-up of any additional Sky product.


This year we have also moved beyond the broadcast stream with the launch of other new services including Europe's largest legal movie and sports download service and TV via the mobile phone. This has allowed Sky Sports to offer pioneering multi-platform coverage of recent sporting events such as the Ryder Cup and the UEFA Champions League and there will much more to follow in future across many genres.


Through the acquisition of Easynet Group and subsequent planning, the Group launched Sky Broadband in July. This morning the Group announced that it had received significant customer interest, with around one million registrations to date for Sky Broadband. This level of demand clearly shows that Sky has struck a chord with customers and we are excited about the future opportunity this will provide. Since the start, 74,000 customers have been connected, with 88% on our network.


Sky was founded on the premise that viewers would respond to more choice in television - a notion that was highly unfashionable at the time. Almost two decades later, demand from customers for high quality products and services with compelling value show no signs of abating. The Group's target of eight million DTH customers by 31 December 2005 was achieved early and almost one in four customers now choose an additional product, such as Sky+, Multiroom or Sky HD.


Financially, the Group is in robust health. Turnover for the year to June 2006 grew by 8% to GBP4.1 billion generating record cashflow from operations of over GBP1 billion. This provides a substantial base from which to support growth into new business areas as well as enabling returns to shareholders. Since the AGM last year, BSkyB has returned GBP592 million to shareholders via its ordinary dividend and share buy back bringing to GBP1.3 billion the amount over the last two years.


The ordinary dividend has more than doubled in the last two years and the full year dividend we are proposing today represents an increase of 34% on the comparable period.


Sky is a British success story, a significant contributor to the economy and community, attracting attention and admiration from around the globe. It is a champion of choice and innovation in entertainment and continues to make a sustained and significant contribution to the arts, sport, education, and the environment.


In addition, a sense of responsibility is ingrained across the organisation. BSkyB is the first major media company and only the second company in the FTSE100 to become carbon neutral, finding ways to help customers save energy in their homes and contribute to the environment.


I would like to thank all of the non-executive directors for the time they have invested and for their continued support. In particular, I would like to thank Lord St John of Fawsley, who is retiring from the Board today, for his contribution over many years of service.


Finally, I would like to thank all my colleagues at Sky for their tireless dedication. It is through them that Sky will be able to grasp the vast opportunities that social and technological trends present delivering substantial future value to shareholders."



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 03 November, 2006                By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary